EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO

FIXED CHARGES

(Dollars in millions, except ratios)	Six months ended June 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Interest expensed and capitalized	853	2,044	1,839	1,124	503	259
Interest portion of rental obligations, amortized premiums, discounts and capitalized expenses related to indebtedness	27	76	81	10	10	8

Total fixed charges (A)	880	2,120	1,920	1,134	513	267

Pretax (loss) income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries	(4,314)	11,537	14,888	7,228	4,676	6,592
Loss (Income) allocable to non-controlling interests in consolidated entities that have not incurred fixed charges	132	(1,040)	(1,482)	(859)	(494)	(415)
Undistributed loss (earnings) of equity investees	181	(1,446)	(816)	(301)	(86)	(149)
Fixed charges	880	2,120	1,920	1,134	513	267

(Loss) Earnings-pretax (loss) income with applicable adjustments (B)	(3,121)	11,171	14,510	7,202	4,609	6,295

Ratio of (B) to (A)	(3.5)	5.3	7.6	6.4	9.0	23.6
	Note (1)

(1)	Due to ArcelorMittal’s loss in the first half of 2009, the ratio coverage was less than 1:1. ArcelorMittal would have needed to generate additional earnings of $4,001 million to achieve a coverage ratio of 1:1 for the first half of 2009.